COMMENTS RECEIVED ON APRIL 10, 2015

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI International Minimum Volatility Index Fund

Fidelity SAI US Minimum Volatility Index Fund

POST-EFFECTIVE AMENDMENT NO. 271

1. All funds

C: The Staff would like us to confirm what "SAI" in each fund's name stands for. In addition, please disclose what "SAI" stands for in the "Principal Investment Strategies" sections and also the significance to each fund's investment strategy.

R: "SAI" stands for Strategic Advisers, Inc. It is expected that the funds will be offered to products sponsored or advised by Strategic Advisers, or certain of its affiliates, and inclusion of "SAI" in each fund name is intended to distinguish the funds from Fidelity retail funds that are available to the general public.

2. All funds

"Fund Summary" (prospectus)

"Fee Table"

[B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]%. This arrangement will remain in effect through [Month] [Day], [Year]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]

C: The Staff would like confirmation that the contractual arrangements discussed in the above footnote will remain in effect 1 year or more from the effective date of the registration statement.

R: The arrangements will remain in effect through December 31, 2018. Disclosure will be updated to include this date in the b-filing for each fund.

3. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the MSCI USA Minimum Volatility (USD) Index, which represents the performance of a broad range of U.S. stocks that in the aggregate have lower volatility relative to the broader U.S. equity market."

C: The Staff requests we disclose the market cap of the index constituents.

R: The indices do not have a targeted market capitalization range. As disclosed in each fund summary, each index invests in a "broad range" of securities. Accordingly, we have not modified disclosure.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 271

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4. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that small cap and mid cap risks be added to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with small cap and mid cap investing are not principal investment risks of each fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under "Principal Investment Risks" -- "Stock Market Volatility" in the "Fund Summary" section.

5. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Lending securities to earn income for the fund."

C: The Staff requests that we add a corresponding securities lending risk to the "Fund Summary" section.

R: We believe that the risks involved in securities lending are adequately described under the "Principal Investment Risks" sub-heading in the "Investment Details" section (see, e.g., "Issuer Specific Changes," which addresses, among other things, counterparty risk) and that the risks disclosed under the "Principal Investment Risks" sub-heading in the "Fund Summary" section appropriately summarize those risks. Accordingly, we have not modified disclosure.

6. All funds

"Fund Summary" (prospectus)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

7. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after your investment is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b).  Accordingly, we have not modified disclosure.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 271

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8. Fidelity SAI International Minimum Volatility Index Fund

"Fund Basics" (prospectus)

"Principal Investment Risks"

C: The staff request that large and mid-cap risk be added to the "Principal Investment Risk" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

9. All funds

"Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

10. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 271

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C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.